UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 7, 2019

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Arbitration with Sellers of ATB

On July 20, 2017, Yatra Online Private Limited (“Yatra India”), a subsidiary of Yatra Online, Inc. (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”), with Air Travel Bureau Private Ltd. (“ATB”) and the sellers thereto (the “Sellers”), pursuant to which the Company, through Yatra India, agreed to acquire: (a) a majority (50.94%) of the outstanding shares of ATB in exchange for an upfront payment of approximately INR 510 million and (b) the balance of ATB’s outstanding shares owned by the Sellers in exchange for a final payment (the “Final Payment”) to be made at a second closing (the “Second Closing”). To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the valuation for the Final Payment.

On June 4, 2019, the Economic Offences Wing of the Delhi Police (the “EOW”) registered a First Information Report to initiate an investigation of a criminal complaint (the “Complaint”) previously filed with the EOW by Mr. Sunil Narain (the “Complainant”), one of the Sellers. The Complaint alleged, among other things, cheating and criminal breach of trust in connection with Yatra India’s performance of its obligations under the Share Purchase Agreement, which Yatra India has denied in its initial response to the Complaint. The Complaint was originally filed against (i) Yatra India, (ii) certain officers and directors of Company subsidiaries, including Yatra India, and (iii) a partner in Yatra India’s external auditing firm (the “Respondents”, and together with the Complainant, the “Parties”). As relief, the Complainant requested that appropriate action be taken in response to the alleged criminal acts, including, among other things, the registration of a First Information Report.

Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complaintant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly.

Yatra India and the Company believe that the Complaint was filed for collateral purposes and that the allegations contained in the Complaint are entirely false and frivolous, and they intend to vigorously defend this matter and cooperate fully with the EOW in connection with its ongoing investigation. There can be no assurance that the EOW will not pursue further action against the Respondents. Further, although the Company and Yatra India believe that Court-ordered arbitration will result in favorable resolution for the Company, there can be no assurances that the arbitrator will issue a decision that is favorable to Yatra India or the Company. More information about factors that could impact the consummation of the purchase of Sellers’ remaining outstanding shares of ATB is contained in the discussion under “Risk Factors” contained in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 31, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 7, 2019	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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